Exhibit 99.4
Execution Version

ALTERNATIVE RECAPITALIZATION SUPPORT AGREEMENT

WHEREAS, this alternative recapitalization support agreement is made and entered into as of October 30, 2016 (the “Agreement Date”) by and among: (a) Catalyst Paper Corporation (“CPC”) and (b) each of the other signatories hereto (each, a “Supporting Party” and collectively, the “Supporting Parties”), whether as an original signatory or by executing a joinder agreement in the form of Schedule “A” (a “Joinder Agreement”), being a holder (a “Noteholder”) of the 11.00% PIK Toggle Senior Secured Notes due October 2017 with an aggregate principal amount outstanding of US$260.5 million as of the date hereof (the “Notes”), issued and certified, or deemed to be issued and certified, by CPC pursuant to the Indenture (as defined herein), and, as applicable, also being a holder (a “Shareholder”) of common shares of the authorized share capital of CPC (the “Shares”).

WHEREAS, pursuant to that certain Support Agreement, dated as of June 28, 2016 (as amended by the First Amendment to the Support Agreement, dated July 15, 2016, and the Second Amendment to the Support Agreement, dated August 15, 2016, and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “KGI Support Agreement”), by and among the Supporting Parties and Kejriwal Group International, an Indian corporation (“KGI”), KGI and the Supporting Parties have agreed upon certain aspects of the terms of a series of transactions involving the acquisition of equity and exchange of certain debt of CPC (collectively, the “M&A Transaction”) whereby it is contemplated that, among other things, (a) the Notes would be exchanged for interests in the New Term Loan (as defined in the KGI Support Agreement); and (b) KGI would acquire all of the outstanding common shares of CPC held by Shareholders other than the Supporting Parties and CPC’s board of directors (the “Board”) and management, all as more fully defined and described therein, with the M&A Transaction to be implemented pursuant to a statutory plan of arrangement pursued through proceedings (the “CBCA Proceedings”) under the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”) and corresponding proceedings (the “Chapter 15 Cases”) under chapter 15 of title 11 of the United States Code, 11 U.S.C. §§ 101–1532 (as amended, the “U.S. Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “U.S. Bankruptcy Court”) or as otherwise contemplated herein.

WHEREAS, CPC and the Supporting Parties have agreed upon certain aspects of the terms of a potential amendment, extension, modification or refinancing of the Notes and other modifications to CPC’s capital structure, including to cooperate to structure a potential going private transaction, as an alternative to the M&A Transaction in the event that the KGI Support Agreement is terminated or the M&A Transaction is not consummated in accordance with the terms set forth in the KGI Support Agreement, as more fully defined and described herein (the “Alternative Recapitalization Transaction”).

NOW, THEREFORE, in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

1.	PREAMBLE AND DEFINED TERMS

The preamble forms part of this Agreement. Capitalized terms used but not otherwise defined in this Agreement have the meanings ascribed thereto on Schedule “B”. CPC and the Supporting Parties are collectively referred to as the “Parties” and each (including each Supporting Party, individually) is a “Party”. This agreement and all schedules to this agreement are collectively referred to herein as this “Agreement”.

2.	THE ALTERNATIVE RECAPITALIZATION

2.1	Indicative Terms

The indicative terms of the Alternative Recapitalization Transaction as agreed among the Parties are set forth in this Agreement. Each of CPC and the Supporting Parties agree to use reasonable best efforts to pursue the completion of the Alternative Recapitalization Transaction effective upon (i) the termination of the KGI Support Agreement or (ii) the failure of the M&A Transaction to close by the "Outside Date" (as defined in the KGI Support Agreement) (the foregoing individually and collectively, an “Alternative Recapitalization Triggering Event”), which shall be approved and implemented through (i) a plan of arrangement, in form and substance acceptable to CPC and the Supporting Parties, each acting reasonably, filed pursuant to the CBCA, and approved and sanctioned by the Canadian court (the “Court”) having jurisdiction over the CBCA Proceedings pursuant to the Final Order and (ii) the U.S. Recognition Order entered by the U.S. Bankruptcy Court.

CPC and the Supporting Parties agree that the Plan and the Final Order shall provide that, in the event of the occurrence of an Alternative Recapitalization Triggering Event, on the Closing Date:

(a)
the Notes, including any November 2016 Accrued Interest thereon, shall be exchanged for (i) US$135.0 million of interests in the principal of the Refinanced Loan, without novation of the underlying debt and (ii) newly-issued Shares of CPC representing 95% of the aggregate amount of all CPC Shares issued and outstanding after giving pro forma effect to the transactions contemplated hereby (other than any share purchase that may be consummated in connection with the Take-Private);

(b)
CPC shall pay in full, in cash all of the Supporting Parties’ reasonable and documented out-of-pocket fees and expenses (including reasonable and documented out-of-pocket legal fees and expenses, it being understood and agreed that summary statements shall be sufficient evidence of such fees and expenses for all purposes hereunder and that such statements may be appropriately redacted for any privileged and confidential information) outstanding as of the closing of the Alternative Recapitalization Transaction, provided that such fees and expenses are invoiced directly to CPC.

(c)
It is the Parties’ intention to rely upon the exemption from registration provided by Section 3(a)(10) of the Securities Act to issue, based on the Court’s approval of the Plan (including the Court’s conclusion that the Plan is substantively and procedurally fair to securityholders), the newly-issued Shares of CPC set forth in Section 2.1(a) (but such intention is not in limitation of, and is without prejudice to, the Parties’ ability to rely on any other exemptions from such registration requirements as may be available in connection with such issuance of Shares).

CPC and the Supporting Parties shall cooperate to structure and negotiate the terms of an additional component of the Plan under which certain of the Shares not held by the Supporting Parties that have executed this Agreement on the Agreement Date would be exchanged for cash consideration payable by CPC or otherwise repurchased by CPC, subject to certain conditions, including so as to permit CPC to cease to be a reporting issuer under applicable securities Laws. The completion of any such Take-Private would not be a condition to the implementation of the Plan.

2.2	Treatment of Other Indebtedness of CPC

With respect to the other indebtedness of CPC (aside from the Notes), CPC and the Supporting Parties agree that it is their intention that, in the event of the occurrence of an Alternative Recapitalization Triggering Event, on the Closing Date:

(a)
the revolving asset-based loan facility due July 2017, which: (i) has a maximum amount of credit available thereunder of C$250.0 million; and (ii) is secured by a first lien on the working capital assets of CPC (the “ABL Credit Facility”), shall remain in place with its maturity extended to no earlier than three (3) years following the Closing Date and its terms remaining substantially the same as those in effect on the date hereof;

(b)
the term loan due July 2017, which: (i) has an aggregate principal amount outstanding of approximately C$15.1 million as of the date hereof; and (ii) is secured by a first-ranking charge on substantially all of the fixed assets and real property of CPC and a second-ranking charge on the working capital assets of CPC (the “Senior Secured Term Loan”), shall remain in place with its maturity extended to no earlier than three (3) years following the Closing Date and its terms remaining substantially the same as those in effect on the date hereof; and

(c)	trade and other obligations of CPC shall remain unaffected by the Alternative Recapitalization Transaction.

3.	REPRESENTATIONS AND WARRANTIES OF THE SUPPORTING PARTIES

Each Supporting Party hereby represents and warrants to CPC (and acknowledges that CPC is relying upon such representations and warranties) that, as of the Agreement Date (or in the case of a Joinder Agreement, the date of such Joinder Agreement):

3.1	It:

(a)
(i) either is the sole legal and beneficial owner of the principal amount of Notes set forth on its signature page hereto (or its signature page to its Joinder Agreement, as applicable) or has the sole investment and voting discretion with respect to the principal amount of Notes therein indicated as of such date (such principal amount of Notes being the “Relevant Notes”; the Relevant Notes together with all Claims held by such Supporting Party in respect of the Relevant Notes, including the Accrued Interest and any other amount that such Supporting Party is entitled to claim pursuant to the Relevant Notes, being its “Debt”); and (ii) has the power and authority to bind the beneficial owner(s) of such Notes to the terms of this Agreement with respect to the interests of such beneficial owner(s) in such Notes; and

(b)
if applicable, (i) either is the sole legal and beneficial owner of the number of Shares indicated on its signature page hereto (or its signature page to its Joinder Agreement, as applicable) or has the sole investment and voting discretion with respect to the number of Shares therein indicated as of such date (such number of Shares disclosed on the signature pages hereto as of such date, together with the Relevant Notes, the “Relevant Securities”); and (ii) has the power and authority to bind the beneficial owner(s) of such Shares to the terms of this Agreement with respect to the interests of such beneficial owner(s) in such Shares.

3.2	It has the sole authority to vote or direct the voting of its Debt and Shares, as applicable.

3.3
To the best of its knowledge, after due inquiry, there is no proceeding, claim or investigation pending before any court, regulatory body, tribunal, agency, government or legislative body, or threatened in writing against it or any of its properties that, individually or in the aggregate, would reasonably be expected to impair such Supporting Party’s ability to execute and deliver this Agreement and to comply with its terms.

3.4
The Debt and Shares, as applicable, held by such Supporting Party are not subject to any liens, charges, encumbrances, obligations or other restrictions or rights of others that would reasonably be expected to adversely affect its ability to perform its obligations under this Agreement.

3.5
Each Supporting Party has not deposited any of its Relevant Securities into a voting trust, or granted (or permitted to be granted) any proxy or power-of-attorney or attorney-in- fact, or entered into a voting agreement, understanding or arrangement, or granted (or permitted to be granted) any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a voting trust or other agreement, with respect to the voting of its Relevant Securities, where such trust, grant, agreement, understanding or arrangement, right or privilege would restrict the ability of such Supporting Party to comply with its obligations under this Agreement affecting the Relevant Securities or the ability of any holder thereof to exercise ownership rights with respect thereto.

3.6
It (a) is a sophisticated party with sufficient knowledge and experience to properly evaluate the terms and conditions of this Agreement; (b) has conducted its own analysis and made its own decision, in the exercise of its independent judgment, to enter into this Agreement; (c) has obtained such independent advice in this regard as it deemed appropriate; and (d) has not relied on the analysis or the decision of any Person other than its own members, employees, representatives or independent advisors.

3.7
Where such Supporting Party is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and the execution, delivery and, subject to the approval of the Plan by the Court, performance by such Supporting Party of its obligations under this Agreement:

(a)	are within its corporate, partnership, limited partnership or similar power, as applicable;

(b)
have been duly authorized by all necessary corporate, partnership, limited partnership or similar action, as applicable, including all necessary consents of the holders of its equity or other participating interests where required; and

(c)
do not: (i) contravene its certificate of incorporation, articles, by-laws, partnership or membership agreement, limited partnership agreement or other constitutive documents, as applicable; (ii) violate any Law applicable to it or any of its assets; or (iii) conflict with or result in the breach of, or constitute a default under, or require a consent under, any contract material to such Supporting Party (except in respect of the KGI Support Agreement or matters listed on Schedule “D” hereto, for which matters so listed approvals and consents will be sought).

3.8
This Agreement constitutes a legal, valid and binding obligation of such Supporting Party enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally or by general principles of equity, whether asserted in a proceeding in equity or at law.

3.9	It is resident in the jurisdiction indicated on its signature page to this Agreement.

4.	REPRESENTATIONS AND WARRANTIES OF CPC

CPC hereby represents and warrants to each Supporting Party (and acknowledges that each Supporting Party is relying upon such representations and warranties) that, as of the Agreement Date:

4.1
It is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and the execution, delivery and, subject to the approval of the Plan by the Court, performance by CPC of its obligations under this Agreement:

(a)	are within its corporate power;

(b)
have been duly authorized by all necessary corporate action, including all necessary consents of the holders of its equity or other participating interests where required, other than the Securityholder Approval; and

(c)
do not: (i) contravene its certificate of incorporation, articles, by-laws or other constitutive documents; (ii) violate any Law applicable to it or any of its subsidiaries, properties or assets; or (iii) conflict with or result in the breach of, or constitute a default under, or require a consent under, any contract material to CPC (except in respect of matters listed on Schedule “D” hereto, for which approvals and consents will be sought, unless the Parties mutually agree otherwise).

4.2
This Agreement constitutes a valid and binding obligation of CPC enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally or by general principles of equity, whether asserted in a proceeding in equity or at law.

4.3
To the best of its knowledge, there is no proceeding, claim or investigation pending before any court, regulatory body, tribunal, agency, government or legislative body, or threatened in writing against it or any of its properties that, individually or in the aggregate, would reasonably be expected to impair CPC’s ability to execute and deliver this Agreement and to comply with its terms.

4.4
Neither CPC nor, to the knowledge of CPC, any of CPC’s directors, officers or employees, directly or indirectly, has, at any time taken any action that would reasonably be expected to result in a violation in any material respect by such Person of the Foreign Corrupt Practices Act (15 U.S.C. §§ 78m(b), 78dd-1, 78dd-2, 78ff) or any other applicable anti-corruption Law.

5.	COVENANTS AND AGREEMENTS OF THE SUPPORTING PARTIES

Each Supporting Party covenants and agrees as follows (subject, in each case, to Legal Requirements and Section 15.27):

5.1	Each Supporting Party agrees:

(a)	to vote (or cause to be voted) all of its Debt in all votes and in each vote:

(i)
in favor of the approval, consent, ratification and adoption of the Alternative Recapitalization Transaction and the Plan, as the case may be (and any resolutions or actions required in furtherance of the foregoing which are, in each case, consistent in all material respects with the terms and conditions of this Agreement and the Plan); and

(ii)
against the approval, consent, ratification and adoption of any action or transaction that, if approved, consented to, ratified or adopted could reasonably be expected to delay, challenge, frustrate or hinder the consummation, consideration, acceptance or implementation of the Alternative Recapitalization Transaction and the Plan, as the case may be (and any resolutions or actions required in furtherance of the foregoing), and to cause such Debt (which has a right to vote) to be counted as present for the purposes of establishing a quorum, to the extent applicable;

(b)	if such a vote is required, vote (or cause to be voted) all of its Shares in all votes and in each vote:

(i)
in favor of the approval, consent, ratification and adoption of the Alternative Recapitalization Transaction and the Plan as soon as practicable after the solicitation of consents with respect to the Plan, as the case may be (and any resolutions or actions required in furtherance of the foregoing which are, in each case, consistent in all material respects with the terms and conditions of this Agreement and the Plan); and

(ii)
against the approval, consent, ratification and adoption of any matter or transaction that, if approved, consented to, ratified or adopted could reasonably be expected to delay, challenge, frustrate or hinder the consummation, consideration, acceptance or implementation of the Alternative Recapitalization Transaction or the Plan, as the case may be (and any resolutions or actions required in furtherance of the foregoing), and to cause such Shares (which have a right to vote) to be counted as present for the purposes of establishing a quorum;

(c)
with respect to the indicative terms of the Alternative Recapitalization Transaction and subject to the execution of definitive documentation acceptable to CPC and the Supporting Parties, each acting reasonably, each Supporting Party agrees that the principal amount of such Supporting Party’s Relevant Notes and any November 2016 Accrued Interest outstanding under such Supporting Party’s Relevant Notes as of the Closing Date shall be exchanged for such Supporting Party’s pro rata portion of (i) US$135.0 million of interests in the principal of the Refinanced Loan and (ii) newly-issued Shares of CPC representing 95% of the aggregate amount of all CPC Shares issued and outstanding after giving pro forma effect to the transactions contemplated hereby (before giving effect to any share purchase as part of a Take-Private). For the avoidance of doubt, interest accruing on the Notes (i) in respect of the scheduled interest payment date occurring on November 1, 2016 shall be deferred and, on the Closing Date, such interest shall be treated as November 2016 Accrued Interest as set forth above and (ii) accruing after November 1, 2016 and up to the Closing Date shall be deferred and, on the Closing Date, paid in-kind on a dollar-for-dollar basis in the form of additional principal of the Refinanced Loan.

(d)	to use reasonable best efforts to support the approval of the Plan by the Court and the issuance of the Interim Order, the Final Order and the U.S. Recognition Order as promptly as practicable;

(e)
subject to any order of the Court or the U.S. Bankruptcy Court, the terms and conditions set out herein and the Plan, to (i) use reasonable best efforts to pursue, support and complete the Alternative Recapitalization Transaction in good faith; (ii) do all things that are reasonably necessary and appropriate in furtherance of, and to consummate and make effective, the Alternative Recapitalization Transaction; (iii) as soon as practicable following the date hereof, in cooperation with CPC and its subsidiaries, provide reasonable assistance in making all such filings and seeking all such consents, approvals, permits and authorizations with any Governmental Entities or third parties whose consent is required in connection with the Alternative Recapitalization Transaction and use reasonable best efforts to obtain any and all required regulatory and/or third-party approvals for or in connection with the Alternative Recapitalization Transaction; (iv) regularly update and keep CPC apprised of the progress of all material discussions with any regulatory authorities responsible for granting approvals of the Alternative Recapitalization Transaction, and, as appropriate, allow Representatives of CPC, following the reasonable request thereof, to participate in material discussions with such regulatory authorities if permitted by such regulatory authorities and shall promptly provide a reasonably detailed written notice to CPC with respect to any material developments relating to such discussions and the status of any required approvals; and (v) not take any action, directly or indirectly, that is inconsistent in any material respect with, or that is intended to or is likely to interfere in any material respect with the consummation or implementation of, the Plan or the Alternative Recapitalization Transaction;

(f)
to negotiate in good faith all Transaction Documents, which Transaction Documents shall contain provisions consistent in all material respects with this Agreement and shall contain such other provisions as are reasonably satisfactory to the Supporting Parties and CPC;

(g)	to consent to, vote in favor of and execute, and direct any trustee to execute such amendments to the Indenture as may be required to implement the Plan;

(h)
to provide its consent to the amendment, modification, deletion, suspension, application or waiver of the provisions of any existing agreement with CPC that is required to be amended, modified, deleted, suspended, applied or waived in order to effectuate the Alternative Recapitalization Transaction and the Plan;

(i)
(x) not to accelerate or enforce or take any action or initiate any proceeding to accelerate or enforce the payment or repayment of any of its Debt (including any Accrued Interest or interest accruing on its Relevant Notes, which interest (i) in respect of the scheduled interest payment date occurring on November 1, 2016 shall be deferred and, on the Closing Date, such interest shall be treated as November 2016 Accrued Interest as set forth above and (ii) accruing after November 1, 2016 and up to the Closing Date shall be deferred and, on the Closing Date, paid in-kind on a dollar-for-dollar basis in the form of additional principal of the Refinanced Loan), whether against CPC or any of its subsidiaries or any property of any of them, other than in connection with (1) filing claims in the CBCA Proceedings or the Chapter 15 Cases, or (2) appearing and participating as a party in interest in any matter to be adjudicated in the CBCA Proceedings or Chapter 15 Cases and (y) to rescind or direct the trustee to rescind, any acceleration of its Debt (including any Accrued Interest or interest accruing on its Relevant Notes, which interest (i) in respect of the scheduled interest payment date occurring on November 1, 2016 shall be deferred and, on the Closing Date, such interest shall be treated as November 2016 Accrued Interest as set forth above and (ii) accruing after November 1, 2016 and up to the Closing Date shall be deferred and, on the Closing Date, paid in-kind on a dollar-for- dollar basis in the form of additional principal of the Refinanced Loan.

(j)
to forbear from exercising or directing the trustee to forbear from exercising, any default-related rights, remedies, powers or privileges, or from instituting any enforcement actions or collection actions with respect to any obligations under the Indenture or otherwise, whether against CPC or any of its subsidiaries, other than (x) filing claims in the CBCA Proceedings or the Chapter 15 Cases or (y) appearing and participating as a party in interest in any matter to be adjudicated in the CBCA Proceedings or the Chapter 15 Cases;

(k)
(i) not to object to, impede or take any other action or omit to take any action that would interfere with, delay, challenge, frustrate or hinder the consideration, acceptance or implementation of the Plan and the Alternative RecapitalizationTransaction; (ii) not to propose, initiate, solicit, file, support or vote (or cause to vote) any of its Debt or any of its Shares in favor of any alternative offer, matter, transaction, restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of CPC or any of its subsidiaries that is inconsistent with the Plan or this Agreement (a “Competing Offer”) and to withdraw, or cause to be withdrawn upon execution of this Agreement, any Competing Offer that such Supporting Party is or may be a party to prior to executing this Agreement, including any discussions or negotiations in respect thereto; (iii) to oppose and vote (or cause to vote) all of its Debt and all of its Shares against any Competing Offer or proceeding under the CBCA (or, if applicable, the Chapter 15 Cases) or any other legislation in Canada or elsewhere in each case in respect of any Competing Offer; (iv) not to take, or omit to take, any action, directly or indirectly, that is materially inconsistent with, or is intended or is reasonably likely to interfere with the consideration, acceptance or implementation of, the Plan and the Alternative Recapitalization Transaction; and (v) not to participate in any material discussions with any regulators relating to the Alternative Recapitalization Transaction without providing CPC with a reasonable opportunity to participate in such discussions; and

(l)
not, on and after the Agreement Date, except as otherwise provided in this Agreement, whether directly or indirectly, or through any Representative or otherwise, to withdraw, modify or qualify, or propose to withdraw, modify or qualify, in any manner adverse to CPC, its approval or support for the Alternative Recapitalization Transaction.

5.2
Each Supporting Party agrees not to sell, assign, pledge, mortgage or hypothecate (except with respect to security generally applying to its investments which does not adversely affect such Supporting Party’s ability to perform its obligations under this Agreement) or otherwise transfer (in each case, a “Transfer”), between the Agreement Date and the Termination Date, any Relevant Securities (or any rights or interests in respect thereof, including, but not limited to, the right to vote) held by such Supporting Party, except to a transferee:

(a)
who is not a direct or indirect competitor of CPC; provided that a Person that directly or indirectly holds debt or outstanding stock of another Person as an investment, including in the role as an investment advisor, fund manager or any similar role, shall not be considered a competitor of CPC; and

(b)	who:

(i)
is already a Supporting Party if the representations and warranties of such transferee Supporting Party in Section 3 remain true and correct in all material respects after such Transfer and such transferee continues to remain bound by this Agreement in respect of all of its Relevant Securities, including those subject to the Transfer;

(ii)
contemporaneously with any such Transfer, agrees to be fully bound as asignatory Supporting Party in respect of the Relevant Securities that are the subject of the Transfer, by executing and delivering to CPC a Joinder Agreement; or

(iii)	is an Investment Affiliate of such transferring Supporting Party.

Subject to Legal Requirements, each Supporting Party hereby agrees to provide CPC with written notice and, in the case of a Transfer pursuant to this Section 5.2, a fully executed copy of the Joinder Agreement, within five (5) Business Days following any Transfer to a transferee described in this Section 5.2. Any Transfer that does not comply with this Section 5.2 shall be void ab initio.

5.3
Each Supporting Party agrees, to the extent it effects a Transfer of any of its Relevant Securities in accordance with Section 5.2 hereof after 5:00 p.m. (Toronto time) on the Record Date and is entitled to vote on the adoption and approval of the Alternative Recapitalization Transaction and the Plan, to vote all of the Debt and Shares that are the subject of the Transfer on behalf of the transferee in all votes and in each vote in favor of the approval, consent, ratification and adoption of the Alternative Recapitalization Transaction and the Plan.

5.4
Except as contemplated by this Agreement, each Supporting Party agrees not to deposit any of its Relevant Securities into a voting trust, or grant (or permit to be granted) any proxies or powers-of-attorney or attorney-in-fact, or enter into a voting agreement, understanding or arrangement, with respect to the voting of any of its Relevant Securities, if such trust, grant, agreement, understanding or arrangement would restrict the ability of such Supporting Party to comply with its obligations under this Agreement.

6.	COVENANTS AND AGREEMENTS OF CPC

CPC covenants and agrees as follows (subject, in each case, to Legal Requirements and Section 15.27):

6.1	CPC shall use reasonable best efforts to support the approval of the Plan by the Court and the issuance of the Interim Order, the Final Order and the U.S. Recognition Order as promptly as practicable.

6.2
Subject to any order of the Court or the U.S. Bankruptcy Court, the terms and conditions set out herein and the Plan, CPC shall (a) use reasonable best efforts to pursue, support and complete the Alternative Recapitalization Transaction in good faith; (b) do all things that are reasonably necessary and appropriate in furtherance of, and to consummate and make effective, the Alternative Recapitalization Transaction; (c) as soon as practicable following the date hereof, in cooperation with the Supporting Parties, make all such filings and seek all such consents, approvals, permits and authorizations with any Governmental Entities or third parties whose consent is required in connection with the Alternative Recapitalization Transaction and use reasonable best efforts to obtain any and all required regulatory and/or third-party approvals for or in connection with the Alternative Recapitalization Transaction; and (d) not take any action, directly or indirectly, that is inconsistent with, or that is intended or is likely to interfere with the consummation of, the Alternative Recapitalization Transaction.

6.3
CPC shall regularly update and keep the Supporting Parties apprised of the progress of all material discussions with any regulatory authorities responsible for granting approvals of the Alternative Recapitalization Transaction, and, as appropriate, CPC shall, to the extent reasonably requested, allow Representatives of the Supporting Parties to participate in material discussions with such regulatory authorities if permitted by such regulatory authorities and shall promptly provide a reasonably detailed written notice to the Supporting Parties with respect to any material developments relating to such discussions and the status of any required approvals.

6.4
CPC shall regularly update and keep the Supporting Parties apprised of the progress of all material discussions with the holders of the ABL Credit Facility and the Senior Secured Term Loan with respect to the refinancing or extensions thereof contemplated by this Agreement.

6.5
CPC shall negotiate in good faith all Transaction Documents, which Transaction Documents shall contain provisions consistent in all material respects with this Agreement and shall contain such other provisions as are reasonably satisfactory to the Supporting Parties and CPC.

6.6
CPC shall pay all of the Supporting Parties’ reasonable documented out-of-pocket fees and expenses (including reasonable documented out-of-pocket legal fees and expenses, it being understood and agreed that summary statements shall be sufficient evidence of such fees and expenses for all purposes hereunder and that such statements may be appropriately redacted for any privileged and confidential information) directly to the applicable Supporting Party or service provider promptly upon presentation of reasonably detailed invoices by each Supporting Party or service provider for such expenses and fees, provided that such invoices are issued directly to CPC by such Supporting Party or service provider.

7.	CBCA PROCEEDINGS AND CHAPTER 15 CASES; ALTERNATIVE PROCEEDINGS

7.1
CPC and the Supporting Parties agree to use reasonable best efforts to pursue the completion of the Alternative Recapitalization Transaction by way of the Plan pursued through CBCA Proceedings and entry of the U.S. Recognition Order in the Chapter 15 Cases on a timely basis and consistent with the terms and conditions of this Agreement, and to use reasonable best efforts (including using reasonable best efforts to obtain any regulatory approvals and material third party approvals for the Alternative Recapitalization Transaction) to achieve the following timeline:

(a)
the initiation of the CBCA Proceedings, as evidenced by filing the application seeking the Preliminary Order with the Court by no later than October 31, 2016, or such other date as CPC and the Supporting Parties may agree in writing, each acting reasonably;

(b)
the initiation of the Chapter 15 Cases, as evidenced by filing by CPC and its subsidiaries of Chapter 15 petitions with the U.S. Bankruptcy Court, and the filing of a motion seeking entry of the U.S. Recognition Order by no later than November 2, 2016, or such other date as CPC and the Supporting Parties may agree in writing, each acting reasonably;

(c)	approval of the Preliminary Order by the Court by no later than November 4, 2016, or such other date as CPC and the Supporting Parties may agree in writing, each acting reasonably;

(d)
entry of the U.S. Provisional Relief Order by the U.S. Bankruptcy Court by no later than November 10, 2016, or such other date as CPC and the Supporting Parties may agree in writing, each acting reasonably;

(e)
filing of the application seeking the Interim Order with the Court by no later than November 14, 2016, or such other date as CPC and the Supporting Parties may agree in writing, each acting reasonably;

(f)	approval of the Interim Order by the Court by no later than November 17, 2016, or such other date as CPC and the Supporting Parties may agree in writing, each acting reasonably;

(g)
meeting of the Shareholders, the Noteholders and any other creditors entitled to vote on the Plan by no later than December 16, 2016, or such other date as CPC and the Supporting Parties may agree in writing, each acting reasonably;

(h)	approval of the Final Order by the Court by no later than December 19, 2016, or such other date as CPC and the Supporting Parties may agree in writing, each acting reasonably;

(i)
entry of the U.S. Recognition Order by the U.S. Bankruptcy Court by no later than December 23, 2016, or such other date as CPC and the Supporting Parties may agree in writing, each acting reasonably; and

(j)
Closing Date to have occurred by no later than the latest to occur between (i) December 31, 2016 and (ii) 10 days after an Alternative Recapitalization Trigger Event has occurred, or such other date as CPC and the Supporting Parties may agree in writing.

Notwithstanding anything to the contrary in this Section 7.1, in the event that the timeline in Section 7.1 of the KGI Support Agreement is extended by mutual written agreement of the parties thereto (any such extension, a “KGI Timeline Extension”), the dates set forth in section 7.1(e), (f), (g), (h), (i) and (j) automatically shall be extended by a period of time commensurate with the KGI Timeline Extension.

7.2
In the event that completion of the Alternative Recapitalization Transaction pursuant to the Plan through CBCA Proceedings and the Chapter 15 Cases is mutually determined by the Parties to be impracticable or impermissible under applicable Law, then the Parties shall consider and negotiate in good faith and if practicable consummate an alternative means of implementing the Alternative Recapitalization Transaction or another transaction containing, to the maximum degree practicable and permissible under  applicable Law, the terms contemplated to be included in the Alternative Recapitalization Transaction, including, without limitation, extending the Outside Date to a date that such transaction can be completed, as agreed by CPC and the Supporting Parties that have executed this Agreement on the Agreement Date, each acting reasonably, and provided that the Outside Date shall be extended no later than the latest to occur between (i) February 28, 2017 and (ii) 10 days after the Alternative Recapitalization Triggering Event.

8.	CONDITIONS

8.1
This Agreement shall not be effective, and none of the Supporting Parties shall have any obligations hereunder, unless CPC has paid, directly to the applicable Supporting Party or service providers, all of the Supporting Parties’ reasonable and documented out-of-pocket fees and expenses (including reasonable and documented out-of-pocket legal fees and expenses, it being understood and agreed that summary statements shall be sufficient evidence of such fees and expenses for all purposes hereunder and that such statements may be appropriately redacted for any privileged and confidential information), as set forth in any invoices issued to CPC by the applicable Supporting Party or service providers at least two (2) Business Days in advance of the date on which payment is sought.

8.2
Consummation of the Alternative Recapitalization Transaction shall be subject to the satisfaction in all material respects of the following terms prior to and/or concurrently with the Closing Date, each of which are for the benefit of CPC and the Supporting Parties, and each of which, as applicable, may be waived by CPC and by unanimous consent of the Supporting Parties that have executed this Agreement on the Agreement Date:

(a)	an Alternative Recapitalization Triggering Event shall have occurred;

(b)	the Closing Date shall occur on or before the Outside Date;

(c)
all disclosure documents on or after the Agreement Date and definitive agreements in respect of the Alternative Recapitalization Transaction (including all Transaction Documents) shall be in a form agreed to in advance by CPC and the Supporting Parties, each acting reasonably;

(d)
any amendments to the structure of the Alternative Recapitalization Transaction and the steps required to complete the Alternative Recapitalization Transaction from those provided for in this Agreement shall be in form and substance satisfactory to CPC and the Supporting Parties, each acting reasonably;

(e)
(i) the Plan, the Final Order, the U.S. Recognition Order, all other orders and all materials filed by or on behalf of CPC and its subsidiaries in the CBCA Proceedings or the Chapter 15 Cases shall be in a form reasonably agreed to in advance by CPC and the Supporting Parties when filed and as supplemented, amended or modified, as applicable, and with respect to any and all orders, shall have been entered in form and substance acceptable to CPC and the Supporting Parties, each acting reasonably; (ii) the Plan shall have been approved by the requisite majorities of all applicable stakeholder groups of CPC and its subsidiaries as and to the extent required by the Court in the Interim Order or otherwise and as required by Law or stock exchange rules; and (iii) the Plan shall have been approved by the Court pursuant to the Final Order; (iv) the U.S. Recognition Order shall have been entered by the U.S. Bankruptcy Court; and (v) the Final Order, all other orders granted by the Court, and the U.S. Recognition Order each shall be in full force and effect, final and executory notwithstanding appeal, in each case in form and substance acceptable to CPC and the Supporting Parties, each acting reasonably;

(f)
there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no bona fide and pending application shall have been made to any Governmental Entity, and no action or investigation shall have been announced or commenced by any Governmental Entity, in consequence of or in connection with the Alternative Recapitalization Transaction that restrains or impedes in any material respect or prohibits (or if granted would reasonably be expected to restrain or impede in any material respect or prohibit), the Alternative Recapitalization Transaction or any material part thereof or requires a material variation from the form of the Alternative Recapitalization Transaction contemplated herein; and

(g)	all consents, approvals, authorizations and orders listed in Part A of Schedule "D" shall have been obtained.

8.3
Consummation of the Alternative Recapitalization Transaction shall be subject to the satisfaction in all material respects of the following terms prior to and/or concurrently with the Closing Date, each of which are for the benefit of Supporting Parties and may be waived by unanimous consent of the Supporting Parties that have executed this Agreement on the Agreement Date:

(a)	CPC shall have performed or complied with, in all material respects, its obligations and covenants under this Agreement;

(b)
the representations and warranties of CPC set forth in this Agreement shall be true and correct in all respects (and for this purpose, any reference to Material Adverse Effect or other concept of materiality in such representations and warranties shall be disregarded) at the Closing Date with the same force and effect as if made at and as of such time, except (i) as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement, (ii) that representations and warranties that are given as of a specified date shall be true and correct in all respects (and for this purpose, any reference to Material Adverse Effect or other concept of materiality in such representations and warranties shall be disregarded) as of such date, and (iii) as such failure to be true and correct would not have a Material Adverse Effect;

(c)
the Notes, including any November 2016 Accrued Interest, shall have been exchanged for (i) US$135.0 million of interests in the principal of the Refinanced Loan and (ii) newly-issued Shares of CPC representing 95% of the aggregate amount of all CPC Shares issued and outstanding after giving pro forma effect to the transactions contemplated hereby (other than any share purchase that may be consummated in connection with a Take-Private);

(d)
each right and privilege of any kind of the Supporting Parties contemplated in Schedule C (“Supporting Parties’ Rights”) shall have been memorialized in duly executed and delivered definitive documentation that comports in all material respects with the terms set forth in this Agreement and in Schedule C, in each case acceptable to CPC and each of the Supporting Parties, each acting reasonably, which documentation shall provide, among other things, that in no event shall such documentation be amended, supplemented or otherwise modified in any way to modify, amend or waive compliance with any of the provisions or terms (or to add new provisions that contravene or impair any such provisions or terms) thereof providing for (or otherwise governing) any Supporting Parties’ Rights except with the unanimous consent of all of the Supporting Parties that have executed this Agreement on the Agreement Date;

(e)
CPC shall have paid, to the applicable Supporting Party or service providers, in cash in full all of the Supporting Parties’ reasonable and documented out-of- pocket fees and expenses (including reasonable and documented out-of-pocket legal fees and expenses, it being understood and agreed that summary statements shall be sufficient evidence of such fees and expenses for all purposes hereunder and that such statements may be appropriately redacted for any privileged and confidential information), outstanding as of the Closing Date for which CPC was issued an invoice by the applicable Supporting Party or service provider; and

(f)
the Supporting Parties shall have received from counsel to the Company customary forms of legal opinion with respect to (i) the creation and validity of the mortgages, charges and security interests (collectively, the “Refinanced Loan Security”) granted by CPC and the applicable subsidiary guarantors as security for their obligations under the Refinanced Loan, (ii) the enforceability against CPC and the applicable subsidiary guarantors of the instruments and agreements creating the Refinanced Loan Security and (iii) the making of all filings and registrations in all public registries necessary to perfect the Refinanced Loan Security in accordance with applicable law.

8.4
Consummation of the Alternative Recapitalization Transaction shall be subject to the satisfaction in all material respects of the following terms prior to and/or concurrently with the Closing Date, each of which are for the benefit of CPC and may be waived by the consent of CPC:

(a)	Each Supporting Party shall have performed or complied with, in all material respects, its obligations and covenants under this Agreement; and

(b)
the representations and warranties of each Supporting Party set forth in this Agreement shall be true and correct in all respects (and for this purpose, any reference to materiality in such representations and warranties shall be disregarded) at the Closing Date with the same force and effect as if made at and as of such time, except (i) as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement, (ii) that representations and warranties that are given as of a specified date shall be true and correct in all respects (and for this purpose, any reference to materiality in such representations and warranties shall be disregarded) as of such date, and (iii) as such failure to be true and correct would not reasonably be expected to have a material adverse effect on the ability of such Supporting Party to consummate the transactions contemplated by this Agreement in a timely manner.

9.	FURTHER ASSURANCES

Subject to Legal Requirements and Section 15.27, each Party shall do all such things in its reasonable control, take all such reasonably necessary actions, deliver to the other Parties such reasonable further information and documents (subject to a mutually acceptable confidentiality agreement and so long as such disclosure would not reasonably be expected to result in the waiver of any applicable legal privileges or contravene Legal Requirements) and execute and deliver to the other Parties such further instruments and agreements as another Party shall reasonably request to consummate or confirm the transactions provided for in this Agreement, to accomplish the purposes of this Agreement or to assure to the other Party the delivery to it of the contemplated benefits of this Agreement.

10.	TERMINATION EVENTS

10.1	Supporting Party Termination Events

This Agreement may be terminated by the delivery to CPC by all of the Supporting Parties that have executed this Agreement on the Agreement Date, acting unanimously, of a written notice in accordance with Section 15.14, in the exercise of their sole discretion, upon the occurrence and continuation of any of the following events:

(a)
failure of CPC to perform or comply in all material respects with, or default by it in the performance or observance of, any material covenant set forth in this Agreement, which is not cured within ten (10) Business Days after the receipt of written notice of such failure or default or knowledge thereof by CPC;

(b)
any representation, warranty or other statement of CPC made in this Agreement shall prove untrue as of the date when made provided that the failure to be true and correct has had or would reasonably be expected to have a Material Adverse Effect;

(c)
the issuance of any final decision, order or decree by a Governmental Entity which restrains or impedes in any material respect or prohibits the Alternative Recapitalization Transaction or any material part thereof or requires a material variation of the Alternative Recapitalization Transaction;

(d)
the amendment, modification, or filing of a pleading by CPC seeking to amend, modify or withdraw, in each case in any material respect, the Plan or any documents related thereto, including motions, notices, exhibits, appendices, and orders, that (i) is determined by the Supporting Parties acting reasonably to be likely to result in an adverse effect in any material respect on the Supporting Parties or the Alternative Recapitalization Transaction and (ii) is not withdrawn prior to the earlier of (A) ten (10) Business Days of CPC receiving written notice in accordance with Section 15.14 from the Supporting Parties that such amendment, modification or filing is inconsistent in any material respect with the Plan or any documents related thereto and (B) entry of an order of the Court, as applicable, approving such amendment, modification or filing;

(e)	the occurrence of a Material Adverse Effect;

(f)
the filing by CPC of any motion or pleading with the Court that is not consistent in any material respect with this Agreement that (i) is determined by the Supporting Parties acting reasonably to be likely to result in an adverse effect in any material respect on the Supporting Parties or the Alternative Recapitalization Transaction and (ii) is not withdrawn prior to the earlier of (A) seven (7) Business Days of CPC receiving written notice in accordance with Section 15.14 from the Supporting Parties that such motion or pleading is inconsistent in any material respect with this Agreement and (B) entry of an order of the Court, as applicable, approving such motion; or

(g)	the entry of any order by the Court or the U.S. Bankruptcy Court that is inconsistent in any material respect with any material term of this Agreement.

(h)
the Alternative Recapitalization Transaction has not been consummated on or before Outside Date; provided that, the right to terminate this Agreement under this Section 10.1(x) shall not be available to a Supporting Party if the failure of such Supporting Party to fulfill any of its obligations and covenants under this Agreement or the breach by such Supporting Party of any of its representations and warranties under this Agreement has been the primary cause of, or the principal event that has resulted in, the failure of the Closing Date to be able to occur by the Outside Date.

(i)
an alternative offer, matter, transaction, acquisition, merger, amalgamation, consolidation, share purchase, restructuring, liquidation, workout or plan of compromise or arrangement or reorganization of CPC (a “Superior Proposal”) has been proposed or made available that (i) is reflected in executed definitive documentation (which may include a binding offer letter or similar means of communicating an offer, and shall not, in any event, require the counter-signature of CPC in order to constitute a Superior Proposal) and does not include any condition or termination right materially less favourable, in the aggregate, to CPC and its stakeholders than the Alternative Recapitalization Transaction, (ii) in the good faith judgment of the Supporting Parties, is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal (as compared to the terms herein) and the Person(s) making such proposal and (iii) that the Supporting Parties determine, in their good faith judgment, after taking into account all of the terms and conditions of the Superior Proposal, including all legal, financial, regulatory and other aspects of such Superior Proposal and the party making such Superior Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is, in the aggregate, more favourable to CPC and its stakeholders than the Alternative Recapitalization Transaction.

10.2	CPC Termination Events

This Agreement may be terminated by the delivery to each Supporting Party, by CPC of a written notice in accordance with Section 15.14, in the exercise of its sole discretion, upon the occurrence and continuation of any of the following events:

(a)
failure of each and every Supporting Party (as distinguished from a failure of less than all of the Supporting Parties, which is the subject matter of Section 10.2(x)) to perform or comply in all material respects with, or default by all of them in the performance or observance of, any material covenant set forth in this Agreement, in each case, which is not cured within ten (10) Business Days after the receipt of written notice of such failure or default;

(b)
any representation, warranty or other statement of each and every Supporting Party made in this Agreement shall prove untrue as to each such Supporting Party (as distinguished from any representation, warranty or other statement of less than all of the Supporting Parties proving to be untrue in any respect, which is the subject matter of Section 10.2(y) below) in any respect as of the date when made, in each case, which is not cured within ten (10) Business Days after the receipt of written notice of such untrue representation, warranty or other statement, except where the failure of such representation, warranty or other statement to be so true and correct in any respect, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of such Supporting Party to consummate the transactions contemplated by this Agreement in a timely manner;

(c)
the issuance of any final decision, order or decree by a Governmental Entity which restrains or impedes in any material respect or prohibits the Alternative Recapitalization Transaction or any material part thereof or requires a material variation of the Alternative Recapitalization Transaction;

(d)
if at any given time the Supporting Parties party to this Agreement (including by way of Joinder Agreements) represent less than 66-2/3% of the aggregate principal amount of outstanding Notes or less than 66-2/3% of the outstanding Shares;

(e)
the Alternative Recapitalization Transaction has not been consummated on or before the Outside Date; provided that, the right to terminate this Agreement under this Section 10.2(e) shall not be available to CPC if the failure of CPC to fulfill any of its obligations and covenants under this Agreement or the breach by CPC of any of its representations and warranties under this Agreement has been the primary cause of, or the principal event that has resulted in, the failure of the Closing Date to be able to occur by the Outside Date; or

(f)
the Board has determined that, as a result of its fiduciary duties or other Legal Requirements, it does not intend to, and/or will not, approve or cause or permit CPC to pursue or consummate the Alternative Recapitalization Transaction.

This Agreement may be terminated as to a breaching Supporting Party (the “Breaching Party”) only, by delivery to such Breaching Party of a written notice in accordance with Section 15.14 by CPC, in the exercise of its sole discretion, and provided that CPC is not in default hereunder, upon the occurrence and continuation of any of the following events:

(a)
failure by the Breaching Party to comply in all material respects with, or default by the Breaching Party in the performance or observance of, any material term, condition, covenant or agreement set forth in this Agreement or any other Transaction Document, in each case, which is not cured within ten (10) Business Days after the receipt of written notice of such failure or default; or

(b)
any representation, warranty or other statement of the Breaching Party made in this Agreement shall prove to be untrue in any respect as of the date when made, in each case, which is not cured within ten (10) Business Days after the receipt of written notice of such untrue representation, warranty or other statement, except where the failure of such representation, warranty or other statement to be so true and correct in any respect, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of such Breaching Party to consummate the transactions contemplated by this Agreement in a timely manner;

and the Breaching Party shall thereupon no longer be a Supporting Party.

11.	MUTUAL TERMINATION

This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual agreement in a writing executed by and among CPC and each of the Supporting Parties that have executed this Agreement on the Agreement Date.

12.	EFFECT OF TERMINATION

Upon termination of this Agreement pursuant to Section 10 or 11 hereof, (i) this Agreement shall be of no further force and effect and each Party hereto shall be automatically and simultaneously released from its commitments, undertakings, and agreements under or related to this Agreement, except for (x) the rights, agreements, commitments and obligations under this Sections 12 and Sections 14 and 15, all of which shall survive the termination hereof, and (y) any liability of any Party in respect of its breach or violation of any term of this Agreement occurring prior to the termination hereof, which liability shall survive the termination hereof, and (ii) each Party shall have the rights and remedies that it would have had if it had not entered into this Agreement and shall be entitled to take all actions, whether with respect to the Alternative Recapitalization Transaction or otherwise, that it would have been entitled to take had it not entered into this Agreement.

13.	TERMINATION UPON THE CLOSING DATE

This Agreement shall terminate automatically without any further required action or notice on the Closing Date. For greater certainty, the representations, warranties and covenants herein shall not survive and shall be of no further force or effect from and after the Closing Date, provided that the rights, agreements, commitments and obligations under Sections 14 and 15 shall survive the Closing Date.

14.	CONFIDENTIALITY

From the date hereof until the date that is two (2) years following the date hereof (the “Confidentiality Period”), each Party shall treat as confidential the existence and terms of this Agreement and the Alternative Recapitalization Transaction (the “Transaction Information”). During the Confidentiality Period, all confidential or proprietary information provided to a Party by another Party or its representatives and all Transaction Information (collectively, the “Confidential Information”) shall be kept in the strictest confidence and not disclosed to a third party or used by the Party receiving such information save and except for the consideration and completion of the Alternative Recapitalization Transaction or except as required by: (x) a court of competent authority (or by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar legal process) or (y) any applicable Law or listing requirement; provided that, in the case of either (x) or (y), the Party proposing to make such disclosure shall, to the extent lawful and practicable, provide reasonable prior notice of the required disclosure (including a copy in writing of the proposed disclosure) to the other Parties, and shall cooperate with the other Parties on a reasonable basis (at the other Parties’ cost and expense) to obtain a protective order or other remedy designed to provide assurance that confidential treatment will be accorded any Confidential Information so disclosed; provided, however, that (i) if any Party or any of their representatives becomes legally compelled or are required pursuant to reporting obligations under applicable securities laws (including, without limitation, in connection with any beneficial ownership or similar reporting regime) to disclose any of the Confidential Information or (ii) in the event that it is, on the advice of counsel, necessary under applicable Law to disclose any of the Confidential Information in order to enable such Party to trade in the securities of CPC with third parties, then, in either such event enumerated in the immediately preceding clause (i) or clause (ii) of this proviso, the Party proposing to make such disclosure will not be required to provide the other Parties with written notice or cooperate with them to obtain a protective order or any other remedy and shall instead, under such circumstances, be entitled to immediately thereupon make disclosure of such Confidential Information and such disclosure shall not constitute a breach of this Agreement nor result in any liability hereunder or otherwise. The foregoing restrictions in this Section 14 shall not apply to any information which is or becomes generally available to the public, or which was known to such Party prior to its receipt of information from the other Party or which such Party obtained from an independent third party who obtained the information lawfully and was not known to be under an obligation of confidentiality with respect to the information. Any agreement to modify or terminate the confidentiality requirements set out herein must be in writing and mutually agreed to by the Parties.

15.	MISCELLANEOUS

15.1
Subject to Section 5 hereof with respect to each Supporting Party’s Debt and Relevant Securities, nothing in this Agreement is intended to preclude any of the Supporting Parties from engaging in any securities transactions.

15.2
This Agreement shall in no way be construed to preclude any Supporting Party from acquiring additional Notes (“Additional Notes”) and additional Shares (“Additional Shares”, and together with the Additional Notes and the Additional Shares, the “Additional Securities”). If a Supporting Party acquires Additional Securities after the date hereof, the Supporting Party shall be bound by the terms of this Agreement in respect of such Additional Securities, and such Additional Securities shall constitute Relevant Securities for purposes of this Agreement.

15.3	At any time, a Securityholder that is not a Supporting Party may agree to become a Party to this Agreement by executing and delivering to CPC and each Supporting Party, an executed Joinder Agreement.

15.4
The headings of the Sections of this Agreement have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

15.5
Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders. The word “including” shall be deemed to be followed by the words “, without limitation,” whether or not so expressly provided herein.

15.6	All sums of money referred to in this Agreement are expressed in the lawful money of the United States or Canada, as provided herein.

15.7
Other than the KGI Support Agreement and as set forth in the Transaction Documents, this Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof.

15.8
The agreements, representations and obligations of the Supporting Parties under this Agreement are, in all respects, several (and not joint). Accordingly, (i) if any agreement, representation or obligation of any Supporting Party under this Agreement is breached by such Supporting Party and no other Supporting Parties, then such breaching Supporting Party alone shall be responsible for any liability resulting from such breach and no other Supporting Party shall bear any responsibility therefor, and (ii) if any agreement, representation or obligation of the Supporting Parties under this Agreement is breached by more than one Supporting Party, then such breaching Supporting Parties shall be responsible for any liability resulting from such breach on a several (in proportion to the value that the Relevant Securities held by each breaching Supporting Party bear to one another, asdetermined on the basis of the consideration contemplated to be received in respect thereof on the Closing Date pursuant to the terms of this Agreement), and not joint and several, basis.

15.9
Any Person signing this Agreement in a representative capacity (a) represents and warrants that he/she is authorized to sign this Agreement on behalf of the Party he/she represents and that his/her signature upon this Agreement will bind the represented Party to the terms hereof, and (b) acknowledges that the other Parties hereto have relied upon such representation and warranty.

15.10
Except as otherwise expressly provided herein, for the purposes of this Agreement, any matter requiring the agreement, waiver, consent or approval under this Agreement of the Supporting Parties shall, at the time of such action, require the unanimous agreement, waiver, consent or approval of the Supporting Parties that have executed this Agreement on the Agreement Date.

15.11
Solely for the purpose of determining whether the holders of the requisite percentage of the aggregate principal amount of Securities have agreed, approved or consented to any amendment, waiver or consent to be given under this Agreement or under any documents related thereto, or have directed the taking of any action provided herein or in any of the documents related thereto to be taken upon the direction of the holders of a specified percentage of the aggregate principal amount of Securities, Securities directly or indirectly owned by CPC or its subsidiaries shall be deemed not to be outstanding.

15.12
This Agreement may be modified, amended or supplemented as to any matter by an instrument in writing signed by CPC and each of the Supporting Parties that have executed this Agreement on the Agreement Date.

15.13
Time is of the essence in the performance of the Parties’ respective obligations. Any date, time or period referred to in this Agreement shall be of the essence, except to the extent to which the Parties agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

15.14
All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally, by electronic mail or facsimile transmission, in each case addressed to the particular Party:

(a)	if to the Supporting Parties, at the address set forth for each Supporting Party beside its signature hereto with a copy by email or fax (which shall not be deemed notice) to:

Milbank, Tweed, Hadley & McCloy LLP
2029 Century Park East
33rd Floor
Los Angeles, CA 90067

Attention:    Eric R. Reimer / Adam R. Moses
Fax:      (213) 892-4777 / (213) 892-4765
Email:     ereimer@milbank.com / amoses@milbank.com

(b)	if to CPC:

Catalyst Paper Corporation
2nd Floor
3600 Lysander Lane
Richmond, British Columbia
V7B 1C3

Attention:       James Isaac
Email:   James.Isaac@catalystpaper.com

with a copy by email or fax (which shall not be deemed notice) to:

Stikeman Elliott LLP
1155 Rene-Levesque Boulevard West, 40Th Floor
Montreal, Quebec
H3B 3V2

Attention:        Marc Barbeau and David Massé
Fax:           (514) 397-3222
Email:        mbarbeau@stikeman.com and dmasse@stikeman.com

and

Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603

Attention:       Kevin F. Blatchford and Dennis M. Twomey
Email:          kblatchford@sidley.com and dtwomey@sidley.com

or at such other address of which any Party may, from time to time, advise the other Parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.

15.15
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the intended purposes of this Agreement originally contemplated are embodied in such modification to the fullest extent possible.

15.16
This Agreement shall be binding upon and inure to the benefit of the Parties hereto and each of their respective successors, permitted assigns, heirs and personal representatives, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Parties hereto, except that each Supporting Party is permitted to assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement as set forth in Section 5.2.

15.17
This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia, without regard to principles of conflicts of law. Each Party submits to the jurisdiction of the courts located in Vancouver, British Columbia in any action or proceeding arising out of or relating to this Agreement.

15.18
The Parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any Party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the Parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

15.19
It is understood and agreed by the Parties that money damages would be an insufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief as a remedy of any such breach (in each case, without any requirement to post any bond or security) including, without limitation, an order of a court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available to each of the Parties at law or in equity.

15.20
All rights, powers, and remedies provided under this Agreement or otherwise in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any right, power, or remedy in respect hereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power, or remedy by such Party.

15.21
No condition or right in this Agreement shall be enforceable by a Party if any failure to satisfy such condition results from an action, error or omission by or within the control of such Party; provided that, with respect to conditions or rights for the benefit of the Supporting Parties, no failure to satisfy such conditions or rights that results primarily from an action or omission by, or within the control of, a Supporting Party shall preclude any other Supporting Party whose actions or omissions were not the primary cause of such failure from enforcing the applicable condition or right.

15.22
Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties, and no other person or entity shall be a third-party beneficiary hereof (except that, in the event that any Party executes this Agreement in a representative capacity, each Party which it represents shall be an express third-party beneficiary hereof with the right to enforce the terms hereof as though itself a Party hereto).

15.23
This Agreement may be signed in counterparts, each of which, when taken together, shall be deemed an original. Execution of this Agreement is effective if a signature is delivered by facsimile transmission or electronic (e.g., pdf) transmission.

15.24
It is understood and agreed that no Supporting Party has any fiduciary duty or other duty of trust or confidence in any form with any other Supporting Party, and, except as provided in this Agreement, there are no commitments among or between them. In this regard, it is understood and agreed that any Supporting Party may trade in the Securities or other debt or equity securities of CPC (or any Affiliate thereof) without the consent of any other Supporting Party, subject to the terms of this Agreement; provided, however, that no Supporting Party shall have any responsibility for any such trading by any other Person by virtue of this Agreement.

15.25
Except as otherwise provided herein, this Agreement applies only to each Supporting Party’s Securities (and not, for greater certainty, to any other types or classes of securities, loans or obligations that may be held, acquired or sold by such Supporting Party or any client of such Supporting Party whose funds or accounts are managed by such Supporting Party or managed by a different investment advisor) and, without limiting the generality of the foregoing, shall not apply to: (i) any securities, loans or other obligations (including Securities) that may be held, acquired or sold by, or any activities, services or businesses conducted or provided by, any group or business unit within or any Affiliate of, a Supporting Party that (A) has not been involved in and is not acting at the direction of or with knowledge of CPC’s affairs provided by any person involved in the Alternative Recapitalization Transaction discussions or (B) is on the other side of an information firewall with respect to the officers, partners and employees of such Supporting Party who have been working on the Alternative Recapitalization Transaction and is not acting at the direction of or with knowledge of CPC’s affairs provided by any officers, partners and employees of such Supporting Party who have been working on the Alternative Recapitalization Transaction; and (ii) any securities, loans or other obligations that may be beneficially owned by clients of a Supporting Party, including accounts or funds managed by the Supporting Party, that are not, in each case, Securities.

15.26
Regardless of whether the Alternative Recapitalization Transaction is consummated, CPC shall pay, directly to the applicable Supporting Party and service providers, all reasonable and documented out-of-pocket costs and expenses, incurred at any time in connection with any proceeding of any kind and/or negotiating, pursuing and completing the Alternative Recapitalization Transaction for which CPC was issued an invoice by the applicable Supporting Party or service provider in accordance with the terms hereof, including, for greater certainty, the reasonable and documented out-of-pocket fees and expenses of the Supporting Parties (including attorney fees and disbursements, it being understood and agreed that summary statements shall be sufficient evidence of such fees and expenses for all purposes hereunder), and any other such costs, payments, fees and expenses contemplated by this Agreement.

15.27
For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, it is expressly agreed that in no event shall the performance of, or the compliance with, (i) the KGI Support Agreement, the CPC Arrangement Agreement (as defined in the KGI Support Agreement) or any document relating to the foregoing, in each case, by any Supporting Party, or all of them, or (ii) the CPC Arrangement Agreement or any document relating to the foregoing by CPC, constitute a breach or violation of the terms of this Agreement, nor give rise to any rights, privileges or entitlements of CPC or any Supporting Party, as applicable, of any kind under this Agreement.

[Remainder of this page intentionally left blank; next page is signature page]

This Agreement has been agreed and accepted on the date first written above.

                          CATALYST PAPER CORPORATION

                          By:  "Joe Nemeth"
                            Name: Joe Nemeth
                           Title: President & Chief Executive Officer

Name of Supporting Party:	CYRUS OPPORTUNITIES FUND II, L.P.
CYRUS SELECT OPPORTUNITIES FUND, L.P.
CRESCENT 1, L.P.
CYR FUND, L.P.

	By:	Cyrus Capital Partners, L.P.
	Its:	Investment Manager

	By:	"Jennifer M. Pulick"
Name: Jennifer M. Pulick
Title: Authorized Signatory

Jurisdiction of residence for legal purposes:		Delaware

Name of Supporting Party:	CYRUS OPPORTUNITIES MASTER FUND II, LTD.
CRS MASTER FUND, L.P.
CYRUS SELECT OPPORTUNITIES MASTER FUND LTD.

	By:	Cyrus Capital Partners, L.P.
	Its:	Investment Manager

	By:	"Jennifer M. Pulick"
Name: Jennifer M. Pulick
Title: Authorized Signatory

Jurisdiction of residence for legal purposes:		Cayman Islands

Email:		SNikov@cyruscapital.com
Address:		Cyrus Capital Partners, L.P.
Attention: Svetoslav Nikov
399 Park Avenue, 39th Floor
New York, New York 10022

Principal amount of Notes:		$84,012,176

Number of Shares:		6,452,141

Name of Supporting Party:	OAKTREE OPPS IX HOLDCO LTD.
OAKTREE OPPS IX (PARALLEL 2) HOLDCO LTD.

	By:	"Brook Hinchman"
Name: Brook Hinchman
Title: Senior Vice President

	By:	"Emily Stephens"
Name: Emily Stephens
Title: Managing Director

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

	By:	Oaktree Value Opportunities Fund GP, L.P.
	Its:	General Partner

	By:	Oaktree Capital Management, L.P.
	Its:	Director

	By:	"Brook Hinchman"
Name: Brook Hinchman
Title: Senior Vice President

	By:	"Emily Stephens"
Name: Emily Stephens
Title: Managing Director

Jurisdiction of residence for legal purposes:	Cayman Islands
estephens@oaktreecapital.com
Oaktree Capital Management, L.P.
Attention: Emily Stephens
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

Principal amount of Notes:	$90,948,536

Number of Shares:	802,772

Name of Supporting Party:	MUDRICK DISTRESSED OPPORTUNITY SPECIALTY FUND, L.P.
	BLACKWELL PARTNERS LLC – SERIES A
	BOSTON PATRIOT BATTERYMARCH ST LLC
	MUDRICK DISTRESSED OPPORTUNITY FUND GLOBAL, L.P.

	By:	"Jason Mudrick"
		Name: Jason Mudrick
		Title: President

Jurisdiction of residence for legal purposes:		Delaware
		dkirsch@mudrickcapital.com
		Mudrick Capital Management, L.P.
		Attention: David Kirsch
		527 Madison Avenue, 6th Floor
		New York, NY 10022

Principal amount of Notes:		$51,049,979

Number of Shares:		2,860,473

SCHEDULE “A”
JOINDER AGREEMENT
This joinder to the Alternative Recapitalization Support Agreement (this “Joinder Agreement”) is made as of [●], 2016, by and among [●] (the “Consenting Party”), Catalyst Paper Corporation (“CPC”) and the Supporting Parties (defined below) in consideration of the mutual covenants herein contained and benefits to be derived herefrom.

WHEREAS, reference is made to that certain Alternative Recapitalization Support Agreement dated as of [●], 2016 by and among, inter alia, CPC and the Supporting Parties (as defined therein) (as amended, modified, supplemented or restated and in effect from time to time, the “Support Agreement”). All capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Support Agreement;

WHEREAS, the Consenting Party desires to become a party to, and to be bound by the terms of, the Support Agreement; and

WHEREAS, pursuant to the terms of the Support Agreement, in order for the Consenting Party to become a party to the Support Agreement, the Consenting Party is required to execute this Joinder Agreement.

NOW, THEREFORE, in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Consenting Party hereby agrees as follows:

1.	Joinder and Assumption of Obligations

Effective as of the date of this Joinder Agreement, the Consenting Party hereby acknowledges that the Consenting Party has received and reviewed a copy of the Support Agreement, understands the Support Agreement and hereby:

(a)
represents and warrants that it is the sole legal and beneficial owner of the Relevant Notes and the number of Shares set forth on the signature page hereto or has the sole investment and voting discretion with respect to the principal amount of Relevant Notes and number of Shares therein indicated;

(b)	acknowledges and agrees to:

(i)	join in the execution of, and become a party to, the Support Agreement as a Supporting Party thereunder, as indicated by its signature below;

(ii)
subject to Sections 1(b)(iv) and 1(c) of this Joinder Agreement, be bound by all agreements of the Supporting Parties under the Support Agreement with the same force and effect as if such Consenting Party was a signatory to the Support Agreement as a Supporting Party and was expressly named as a party therein;

(iii)	if the Relevant Securities have been acquired from a transferor, to be bound by the vote of the transferor if cast prior to the effectiveness of the transfer of the Relevant Securities; and

(iv)	assume all rights and interests and perform all applicable duties and obligations of the Supporting Parties under the Support Agreement; and

(c)
confirms, as to itself only on a several and not joint basis, each representation and warranty of the Supporting Parties under the Support Agreement, as of the date of this Joinder Agreement, with the same force and effect as if such Consenting Party was a signatory to the Support Agreement and was expressly named as a party therein.

2.	Binding Effect

Except as specifically amended by this Joinder Agreement, all of the terms and conditions of the Support Agreement shall remain in full force and effect as in effect prior to the date hereof.

3.	Miscellaneous

(a)
This Joinder Agreement may be executed in several counterparts and by each party on a separate counterpart, each of which when so executed and delivered shall be an original, and all of which together shall constitute one instrument. Delivery of an executed signature page to this Joinder Agreement by email or facsimile transmission will be effective as delivery of a manually executed counterpart hereof.

(b)
This Joinder Agreement expresses the entire understanding of the parties hereto with respect to the transactions contemplated hereby. No prior negotiations or discussions shall limit, modify, or otherwise affect the provisions hereof.

(c)
Any determination that any provision of this Joinder Agreement or any application hereof is invalid, illegal or unenforceable in any respect and in any instance shall not affect the validity, legality, or enforceability of such provision in any other instance, or the validity, legality or enforceability of any other provisions of this Joinder Agreement.

(d)
This Joinder Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia, without regard to principles of conflicts of law. Each Party submits to the jurisdiction of the courts located in Vancouver, British Columbia in any action or proceeding arising out of or relating to this Joinder Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the undersigned has caused this Joinder Agreement to be duly executed and delivered by its proper and duly authorized officer as of the date first written above.

Name of Supporting Party:

By:
Name:
Title:

Jurisdiction of residence for legal purposes:
Email:
Address:

Principal amount of Notes:

Number of Shares:

SCHEDULE “B”
DEFINITIONS

In addition, the following terms used in this Agreement shall have the following meanings:

“ABL Credit Facility” has the meaning set forth in Section 2.2(a).

“Accrued Interest” means, in respect of the Notes, all accrued and unpaid interest on the Notes up to and including the Closing Date, including any additional interest payable from and after an Event of Default (as defined in the Indenture), as provided pursuant to the Indenture.

“Additional Notes” has the meaning set forth in Section 15.2.

“Additional Securities” has the meaning set forth in Section 15.2.

“Additional Shares” has the meaning set forth in Section 15.2.

“Affiliate” means, with respect to a specified Person, a Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the specified Person. For the purposes of this definition, “control” means the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in Section 1.

“Agreement Date” has the meaning set forth in the preamble.

“Alternative Recapitalization Transaction” means the transaction described in the preamble.

“Alternative Recapitalization Triggering Event” has the meaning given to the term in Section 2.1.

“Board” has the meaning set forth in the preamble.

“Breaching Party” has the meaning set forth in Section 10.2.

“Business Day” means each day, other than a Saturday or Sunday or a statutory or civic holiday that banks are open for business in Vancouver, British Columbia.

“CBCA” has the meaning set forth in the preamble.

“CBCA Proceedings” has the meaning set forth in the preamble.

“Chapter 15 Cases” has the meaning set forth in the preamble.

“Claim” means any right or claim of any Person against CPC or any of its subsidiaries or Affiliates, in any capacity, whether or not asserted, in connection with any indebtedness, liability or (intentional or unintentional), any breach of contract (oral or written), any breach of duty (including any legal, statutory, equitable or fiduciary duty), any right of ownership of or title to property or assets or to a trust, constructive trust or deemed trust (statutory, express, implied, resulting, or otherwise) against any property or assets, any taxes and together with any security enforcement costs or legal costs associated with any such claim, whether or not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present, future, known or unknown, by guarantee, by surety, by warranty, or otherwise, and whether or not such right is executory or anticipatory in nature, including any claim arising from or caused by the termination, disclaimer, assignment or repudiation by CPC or any of its subsidiaries or Affiliates of any contract, lease or other agreement, whether written or oral, any claim made or asserted against CPC or any of its subsidiaries or Affiliates through any Affiliates, subsidiary, associated or related person, or any right or ability of any Person to advance a claim for an accounting, reconciliation, contribution, indemnity, restitution or otherwise with respect to any matter, grievance, action (including any class action or proceeding before an administrative tribunal), cause or chose in action, whether existing at present or commenced in the future.

Closing Date” means the date on which the Alternative Recapitalization Transaction is consummated.

“Commissioner” means the Commissioner of Competition appointed pursuant to the Competition Act or his designee.

“Competition Act” means the Competition Act, R.S.C., 1985, c. C-34, as amended.

“Competition Act Approval” means (a) the Commissioner shall have issued an advance ruling certificate with respect to the Alternative Recapitalization Transaction under section 102 of the Competition Act; or (b) both of (i) the applicable waiting period under section 123 of the Competition Act shall have expired, been waived or been terminated, or the obligation to provide pre-merger notification in accordance with Part IX of the Competition Act shall have been waived in accordance with paragraph 113(c) of the Competition Act; and (ii) the Commissioner shall have advised in writing that the Commissioner does not at that time intend to make an application under section 92 of the Competition Act in respect of the Alternative Recapitalization Transaction, and any terms and conditions attached to such advice shall be acceptable to CPC in its sole discretion, and such advice has not been withdrawn.

“Competing Offer” has the meaning set forth in Section 5.1(k).

“Confidential Information” has the meaning set forth in Section 14.

“Confidentiality Period” has the meaning set forth in Section 14.

“Court” has the meaning set forth in Section 2.1.

“CPC” has the meaning set forth in the preamble.

“Cyrus” means funds and entities managed or controlled by Cyrus Capital Partners, L.P. that are signatories hereto.

“Debt” has the meaning set forth in Section 3.1(a).

“Final Order” means the order of the Court approving the Plan, which shall be in form and substance satisfactory to CPC and the Supporting Parties, each acting reasonably, pursuant to section 192 of the CBCA.

“Governmental Entity” or “Governmental Entities” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation- making organization or entity: (a) having jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“HSR Approval” means the waiting period applicable to the Alternative Recapitalization Transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or been terminated, and no Governmental Entity shall have applied for an injunction or other order under the antitrust laws of the United States or any state thereof with respect to the Alternative Recapitalization Transaction.

“Indenture” means the indenture dated as of September 13, 2012, by and among CPC, as issuer, the guarantors party thereto, as guarantors, Wilmington Trust, National Association, as trustee, and Computershare Trust Company of Canada, as collateral trustee, as supplemented by the First Supplemental Indenture, dated as of September 13, 2012, the Second Supplemental Indenture, dated as of September 13, 2012, the Third Supplemental Indenture, dated as of March 20, 2014, the Fourth Supplemental Indenture, dated as of January 7, 2015 and the Fifth Supplemental Indenture, dated as of April 29, 2016, and as further amended and supplemented from time to time.

“Interim Order” means the interim order of the Court issued in the CBCA Proceedings, which, amongst other things, calls and sets the date for a meeting to vote on the Plan.

“Investment Affiliate” means any Person that (a) is organized by a Securityholder or an Affiliate of a Securityholder for the purpose of making equity or debt investments in one or more Persons and/or is managed by, controlled by, or under common control with, a Securityholder or an Affiliate of a Securityholder, (b) is an "accredited investor" within the meaning of subparagraph (a)(1), (3), (7) or (8) of Rule 501 of Regulation D under the Securities Act and (c) is not a disqualified person under the "bad actor" provisions of SEC Release No. 33-9414.

“Investment Canada Act” means the Investment Canada Act, R.S.C., 1985, c. 28 (1st Supp.), as amended.

“Investment Canada Approval” means approval or deemed approval pursuant to the Investment Canada Act by the Minister of Industry and the Minister of Canadian Heritage, as applicable.

“Joinder Agreement” has the meaning set forth in the preamble.

“Key Consent” means any consent, approval, authorization or order listed on Schedule “D”.

“KGI” has the meaning set forth in the preamble.

“KGI Support Agreement” has the meaning set forth in the preamble.

“Law” or “Laws” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States or any other country, or any domestic or foreign state, county, province, city or other political subdivision of any Governmental Entity.

“Legacy Shares” has the meaning set forth on Schedule “C”.

“Legal Requirements” means, with respect to any Person, any requirements under applicable Law, of any stock exchange rules or listing agreement, or of any Governmental Entity having jurisdiction over such Person.

“M&A Transaction” means the transaction described in the preamble.

“Material Adverse Effect” means any event, change, circumstance or effect (each, an “Effect”) occurring up to and including the Closing Date that is, or is reasonably likely to be or become, individually or in the aggregate, materially adverse to CPC and its subsidiaries, taken as a whole, except to the extent that any such Effect directly results from: (a) changes in general economic conditions, the commodities and/or securities markets generally or debt or financing markets generally, including changes in interest rates, exchange rates, lack of liquidity or trading volumes; (b) changes that generally affect the industries in which CPC operates; (c) the commencement, occurrence, continuation or intensification of any war (whether or not declared), sabotage, armed hostilities or acts of terrorism; (d) earthquakes, hurricanes, tsunamis or any other natural disasters, any man-made disasters or any acts of God; (e) changes in applicable Law or GAAP or the interpretation or enforcement thereof; (f) the failure of CPC or any of its Affiliates to meet internal or external financial forecasts (but not the underlying cause of such failure); (g) the loss of CPC’s or any of its Affiliates’ current customers or employees, provided that CPC and its Affiliates have continued to operate their respective businesses on a going concern basis; (h) the announcement of this Agreement or the CPC Arrangement Agreement or any other related agreement and the completion of the transactions contemplated thereby; (i) any action taken (or omitted to be taken) by CPC or any of its Affiliates which is required by this Agreement or the CPC Arrangement Agreement or is consented to or requested by the Supporting Parties; or (j) any change in the market price or trading volume of the Legacy Shares or Notes.

“Mudrick” means the funds and entities managed or controlled by Mudrick Capital Management, L.P. that are signatories hereto.

“Noteholder” has the meaning set forth in the preamble, and “Noteholders” means the holders of Notes collectively.

“Notes” has the meaning set forth in the preamble.

“November 2016 Accrued Interest” means, in respect of the Notes, all accrued and unpaid interest on the Notes up to and including November 1, 2016, at the regular rates provided therefor pursuant to the Indenture.

“Oaktree” means the funds and entities managed or controlled by Oaktree Capital Management,
L.P. that are signatories hereto.

“Outside Date” means January 30, 2017, or such later date as may be agreed to in writing by the Parties, provided however that if at that time (i) all conditions to closing of the Alternative Recapitalization Transaction shall have been satisfied or waived, other than the conditions to the extent they relate to the consents, approvals, authorizations or orders listed in Part A of Schedule “D” (and those conditions that by their terms can only be satisfied at or substantially concurrently with the closing of the Alternative Recapitalization Transaction), then all of the Supporting Parties, acting unanimously, may postpone the Outside Date by an additional 30 days by giving written notice to CPC to such effect no later than 5:00 p.m. (Pacific time) on January 30, 2017, or such later date as may be agreed to in writing by the Parties and (ii) an Alternative Recapitalization Triggering Event has not yet occurred, then the Outside Date shall be automatically extended to a date which is 10 days after the occurrence of an Alternative Recapitalization Triggering Event.

“Party” or “Parties” has the meaning set forth in Section 1.

“Person” means any sole proprietorship, limited or unlimited liability corporation, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, body corporate, joint venture, trust, pension fund, union, Governmental Entity and any natural person (including in any such person’s capacity as trustee, heir, beneficiary, executor, administrator or other legal representative).

“Plan” means the plan of arrangement which is to be filed by CPC under the CBCA for purposes of implementing the Alternative Recapitalization Transaction, in form and substance satisfactory to CPC and the Supporting Parties, each acting reasonably, and as the same may be amended by the Court or with the consent of CPC and the Supporting Parties, each acting reasonably.

“Preliminary Order” means the preliminary order of the Court issued in the CBCA Proceedings, which, among other things, stays certain proceedings against CPC and its subsidiaries.

“Record Date” means the record date for Securityholder Claims to be established in the CBCA Proceedings, which date shall be acceptable to CPC and the Supporting Parties, each acting reasonably.

“Refinanced Loan” means the term loan that the Notes, along with any Accrued Interest thereon (other than the November 2016 Accrued Interest), shall be exchanged for in accordance with this Agreement, which term loan shall have, among others, the terms and conditions set forth on Schedule “C”.

“Relevant Notes” has the meaning given to the term in Section 3.1(a).

“Relevant Securities” has the meaning given to the term in Section 3.1(b).

“Representative” means in respect of a particular Party, that Party’s directors, trustees, executives, officers, limited partners, general partners, equityholders, auditors, employees, financial advisors, legal advisors and other agents.

“Securities” means the Notes and the Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securityholder Approval” means the approval by the Securityholders of the Plan in accordance with the terms of the Plan and/or applicable Law.

“Securityholder Claim” means any Claim of any Person (including, without limitation, any current or former Securityholder or trustee, agent or intermediary) in respect of or in relation to the Securities, including, without limitation, all principal, Accrued Interest and any other amounts payable pursuant to the Securities, the Indenture and any agreement or instrument pursuant or ancillary thereto (including any security or pledge in respect thereof), and any claims or rights of any Person against any subsidiary under, pursuant to or in respect of any guarantee, indemnity or similar agreement in respect of the Securities and any security in respect thereof.

“Securityholders” means, collectively, the holders of the Securities, and “Securityholder” means any individual holder of any of the Securities.

“Senior Secured Term Loan” has the meaning set forth in Section 2.2(b).

“Shareholder” has the meaning set forth in the preamble, and “Shareholders”  means the holders of Shares collectively.

“Shares” has the meaning set forth in the preamble.

“Superior Proposal” has the meaning set forth in Section 10.1(y).

“Supporting Party” or “Supporting Parties” has the meaning set forth in the preamble and, for greater certainty, includes the beneficial holders of Notes and, if applicable, Shares, that are, in each case, signatories hereto, the signatories to support agreements in the form hereof and each signatory to a Joinder Agreement and who own or control as of the Agreement Date not less than 85% of the Notes and not less than 69% of the Shares.

“Supporting Parties’ Rights” has the meaning set forth in Section 8.3(d). “Take-Private” has the meaning set forth on Schedule “C”.
“Termination Date” means the date on which this Agreement is terminated in accordance with the provisions hereof.

“Transaction Documents” means this Agreement and any other agreement or instrument contemplated herein or hereby.

“Transaction Information” has the meaning set forth in Section 14. “Transfer” has the meaning set forth in Section 5.2.

“U.S. Bankruptcy Code” has the meaning set forth in the preamble.

“U.S. Bankruptcy Court” has the meaning set forth in the preamble.

“U.S. Provisional Relief Order” means an order (orders of the U.S. Bankruptcy Court granting certain customary provisional relief in the Chapter 15 Cases, including, but not limited to, (i) the imposition of the automatic stay under section 362 of the U.S. Bankruptcy Code and (ii) giving effect to the restrictions set forth in section 365(e) of the U.S. Bankruptcy Code.

“U.S. Recognition Order” means an order (or orders) of the U.S. Bankruptcy Court (i) granting the petitions filed by CPC and certain of its subsidiaries in the Chapter 15 Cases and recognizing, on a final basis, the CBCA Proceedings as foreign main proceedings or foreign non-main proceedings, and (ii) giving full force and effect in the United States to any and all orders that will be made or entered by the Court, including the Interim Order and the Final Order, and (iii) granting such other relief as necessary to effectuate the arrangement contemplated under the Plan.

SCHEDULE “C”
REFINANCED LOAN
Definitions

Unless indicated otherwise, in this Schedule “C”, capitalized terms used herein but not defined shall have the meanings specified in the Alternative Recapitalization Support Agreement to which this Schedule “C” is appended and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“ABL Credit Facility” means the revolving asset-based loan facility due July 2017, which: (i) has a maximum amount of credit available thereunder of C$250.0 million; and (ii) is secured by a first lien on the working capital assets of CPC.

“CPC” means Catalyst Paper Corporation.

“Indenture” means the indenture dated as of September 13, 2012, by and among CPC, as issuer, the guarantors party thereto, as guarantors, Wilmington Trust, National Association, as trustee, and Computershare Trust Company of Canada, as collateral trustee, as supplemented by the First Supplemental Indenture, dated as of September 13, 2012, the Second Supplemental Indenture, dated as of September 13, 2012, the Third Supplemental Indenture, dated as of March 20, the Fourth Supplemental Indenture, dated as of January 7, 2015, and the Fifth Supplemental Indenture, dated as of April 29, 2016, and as further amended and supplemented from time to time.

“Notes” means the 11.00% PIK Toggle Senior Secured Notes due October 2017 with an aggregate principal amount outstanding of US$260.5 million as of the date hereof, issued and certified, or deemed to be issued and certified, by CPC pursuant to the Indenture.

“Senior Secured Term Loan” means the term loan due July 2017, which: (i) has an aggregate principal amount outstanding of approximately C$15.1 million as of the date hereof; and (ii) is secured by a first-ranking charge on substantially all of the fixed assets and real property of CPC and a second-ranking charge on the working capital assets of CPC.

“Shares” means the common shares of the authorized share capital of CPC.

Terms

1.	The Refinanced Loan shall contain terms, conditions and indemnities customary for agreements of its nature, including, without limitation:

(a)
Facility: term loan in the principal amount of US$135.0 million plus an amount equal to the interest accrued on the Notes following November 1, 2016 and before or on the Closing Date, without novation of the underlying debt evidenced by the Notes. In consideration of the reduction to the principal amount of the existing indebtedness of CPC represented by the agreed upon principal amount of the Refinanced Loan, CPC shall issue Shares to the holders of the Notes, representing approximately 95% of the aggregate issued and outstanding Shares of CPC, after giving pro forma effect to the transactions contemplated hereby other than any Take-Private.

(b)	Term: Five years from the Closing Date.

(c)	Currency: US dollars.

(d)	Borrower: CPC.

(e)	Rate:

(i)	during year one, 12% paid-in-kind, paid quarterly in arrears;

(i)
during year two, at the election of the borrower, either 12% cash pay, 6% cash pay plus 6% paid-in-kind or, if approved by lenders holding at least 75% in principal amount of the Refinanced Loan, 12% paid-in-kind, in each case, paid quarterly in arrears; and

(ii)	thereafter, at the election of the borrower, either 12% cash pay, or 6% cash pay plus 6% paid-in-kind, in each case, paid quarterly in arrears.

(f)
Amortization: No amortization obligation in year one; thereafter, annual cash flow sweep pursuant to which 75% of excess cash will be applied to repay indebtedness at par, subject to the terms and conditions of the ABL Credit Facility.

(g)	Security: Charge over the working and non-working capital assets of CPC, subject to the liens securing each of the ABL Credit Facility and the Senior Secured Term Loan.

(h)	Guarantors: All existing guarantors of the Notes.

(i)
Representations, Covenants and Events of Default: It is anticipated that the definitive loan agreement will generally follow the form and substance of the existing agreement governing CPC's Senior Secured Term Loan, except for changes thereto (i) contemplated herein or (ii) which are reasonably believed to be necessary or appropriate to take into account other features of the transactions contemplated herein.

(j)
Project finance: Subject to (i) the terms and conditions of the ABL Credit Facility and (ii) approval by lenders holding at least 75% in principal amount of the Refinanced Loan, CPC permitted to (x) form a wholly-owned special purpose subsidiary and (y) transfer thereto certain assets (including fixed assets) to be agreed upon (the “Specified Assets”) of CPC (which assets shall thereupon be released from the liens securing the Refinanced Loan), for the purpose of enabling CPC to cause to be incurred by such special purpose subsidiary project financing and equipment financing indebtedness to be used to fund the purchase or acquisition of assets utilized solely in furtherance of the growth of CPC business lines to be agreed upon. All of the equity interests and other assets in such special purpose subsidiary shall be pledged to secure the Refinanced Loan, subject to the liens securing each of the applicable project financing, the ABL Credit Facility and the Senior Secured Term Loan.

(k)	Governing law: New York.

(l)
Private & transferable: The Refinanced Loan will: (i) be private, (ii) carry prescribed information rights, and (iii) be transferable to “Eligible Transferees” (the definition of which term shall be agreed upon by the Parties), provided that transfers to competitors of CPC will be restricted other than during the existence of an event of default.

(m)
Administrative agent: The credit documentation governing the Refinanced Loan shall provide for the appointment of an administrative agent, subject to the consent of CPC, which consent will not be unreasonably withheld, conditioned or delayed.

(n)
Going-private transaction (the “Take-Private”): In conjunction with the foregoing transactions, CPC shall cooperate with the Supporting Parties to structure and agree on the terms of a going-private transaction which would be a component of the plan of arrangement pursuant to which the Alternative Recapitalization Transaction will be effectuated. Under such transaction, certain of the Shares not held by the Supporting Parties that have executed this Agreement on the Agreement Date would be exchanged for cash consideration payable by CPC or otherwise repurchased by CPC. Such transaction would be conditioned upon a reduction in the number of security holders of CPC sufficient to permit CPC to be a non-reporting, private company under the applicable securities law regimes of Canada and the United States.

(o)
ABL Credit Facility and the Senior Secured Term Loan: Each of the ABL Credit Facility and the Senior Secured Term Loan shall remain in place with maturity extended to no earlier than three (3) years following the Closing Date and terms remaining substantially the same as those in effect on the date hereof, except for changes thereto which are reasonably believed to be necessary or appropriate to take into account other features of the transactions contemplated herein.

(p)
Voting Agreements: It is contemplated that certain shareholders may agree to vote (or cause to be voted) pursuant to customary voting agreements all of their Shares in all votes and in each vote in favor of the approval, consent, ratification and adoption of the Alternative Recapitalization Transaction, as the case may be (and any resolutions or actions required in furtherance of the foregoing which are, in each case, consistent in all material respects with the terms and conditions of the Plan).

(q)
Tax Efficiency: Tax structure subject to continuing review and discussion. Parties to maximize the tax-efficiency of the transaction structure for the Refinanced Loan lenders, including by, among other things, modifying the terms described above (such as, without limitation, terms relating to the character and term of the Refinanced Loan) if appropriate in order to accomplish the foregoing.

2.
The Plan shall provide for customary releases in favour of, among others, (i) CPC, its subsidiaries, and their respective directors, officers, employees and advisors and (ii) holders of Notes and their respective directors, officers, employees and advisors.

SCHEDULE “D”
KEY CONSENTS

The following are Governmental Entities and other third parties who may be required to be notified or whose approvals may be necessary depending on the structure of the transaction:

Part A – Regulatory Approvals

1.	Competition Act Approval (to the extent required);

2.	Investment Canada Approval (to the extent required);

3.	FERC (to the extent required);

4.	HSR Approval (to the extent required); and

5.	Final Order.

Part B – Other Consents

1.	Securityholder Approval;

2.	Indenture;

3.	ABL Credit Facility;

4.	Senior Secured Term Loan;

5.	Caustic Soda Sales Contract dated January 1, 2013 between Canexus Corporation and Catalyst Paper, as amended May 31, 2016;

6.	Power Purchase Agreement dated January 31, 2016 between Catalyst Paper Corporation and Powell River Energy Inc.;

7.	Paper Agreement dated January 1, 2016 between Meredith Corporation and Catalyst Paper USA;

8.	Paper Agreement dated January 1, 2016 between Trend Offset and Catalyst Paper (USA) Inc.;

9.	Paper Sales Agreement dated March 1, 2015 between the American Medical Association and Catalyst Paper Corporation, as amended November 4, 2015;

10.	Agreement dated January 1, 2007 between Yellow Book USA Inc. (now Hibu Inc.) and Catalyst Paper (USA) Inc., as last amended on May 1, 2014;

11.	Supply Agreement dated January 1, 2012 between Yellow Pages Group Corp., (now Yellow Pages Digital & Media Solutions) and Catalyst Pulp and Paper Sales Inc., as amended January 1, 2015; and

12.	Motor Contract Carrier Transportation Agreement dated July 1, 2009 between NewPage Corporation and Hartt Transportation Systems, Inc.